NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 25, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on January 31, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the formation of a non-holding company structure and an Agreement and Plan of Merger, the Registrant merged with and into Gastar Exploration USA, Inc., a corporation duly organized and existing under the laws of the State of Delaware and a subsidiary of Gastar Exploration, Inc. (formerly known as Gastar Exploration Ltd.)
Each share of Common Stock of Gastar Exploration Ltd.
(OLD) will be deemed to represent one share of Common Stock of Gastar Exploration Inc. (Non-Holding Company) on a share for share basis.
This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE MKT LLC of Gastar Exploration Ltd.
(OLD) Common Stock and does not affect the continued listing on the NYSE MKT LLC of the Gastar Exploration, Inc. Common Stock.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended from trading on February 3, 2014.